SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


X    ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the fiscal year ended  December 31, 2000
                                -----------------
                                      OR

     TRANSITION REPORT  PURSUANT TO SECTION 15(d) OF THE
     SECURITIES  EXCHANGE ACT OF 1934 (NO  FEE  REQUIRED)
     For  the   transition   period  from  ________ to __________





         Commission file number   33-75622
                                ------------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         SAVINGS PLAN FOR THE EMPLOYEES
                            OF ALBEMARLE CORPORATION


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              Albemarle Corporation
                             330 South Fourth Street
                                  P.O. Box 1335
                            Richmond, Virginia 23210

                              REQUIRED INFORMATION


See Appendix 1.



                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          SAVINGS PLAN FOR THE EMPLOYEES OF
                                          ALBEMARLE CORPORATION



                                           BY:      s/Charles B. Walker

                                                    Charles B. Walker
                                                    Chairman of the Savings Plan
                                                        Committee


Dated: June 25, 2001

                                                                    Appendix I












                        SAVINGS PLAN FOR THE EMPLOYEES OF

                              ALBEMARLE CORPORATION

                                  ANNUAL REPORT

                           DECEMBER 31, 2000 AND 1999

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                     Page


Report of Independent Accountants                                      2

Financial Statements:

   Statements of Assets Available for Benefits
     at December 31, 2000 and 1999                                     3

   Statement of Changes in Assets Available for
     Benefits for the Year Ended December 31, 2000                     4

   Notes to Financial Statements                                    5-10

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes                    11

   Schedule of Investment Assets Both Acquired and
     Disposed of Within the Plan Year                                  *

   Nonexempt Transactions                                              *

   Schedule of Loans or Fixed Income Obligations in
     Default or Classified as Uncollectible                            *

   Schedule of Leases in Default or Classified as
     Uncollectible                                                     *

   Schedule of Reportable Transactions                                 *



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Accountants


To the Administrator of the Savings Plan for the Employees of Albemarle Corporation:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings Plan for the Employees of Albemarle Corporation (the "Plan") at December 31, 2000 and 1999, and the changes in assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the 2000 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 2, 2001

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
December 31, 2000 and 1999
(in US dollars)

                                                                2000                                        1999
                                              ------------------------------------------- ------------------------------------------
                                               Participant  Nonparticipant                 Participant  Nonparticipant
                                                Directed      Directed         Total       Directed       Directed         Total
Assets:
 Cash                                         $    932,089   $    25,852   $    957,941   $    579,483   $    27,125   $    606,608
 Investments at fair value (see Note 3)        190,924,441    48,964,743    239,889,184    194,519,364    37,600,083    232,119,447
 Receivables:
   Employer contributions                                -        29,629         29,629              -        24,383         24,383
   Employee contributions                           67,988             -         67,988         56,161             -         56,161
   Dividends and interest                           58,398             -         58,398         41,196             -         41,196
   Other                                            13,668             -         13,668          8,857             -          8,857
                                              -------------  ------------  -------------  -------------  ------------  -------------
           Assets available for benefits      $191,996,584   $49,020,224   $241,016,808   $195,205,061   $37,651,591   $232,856,652
                                              -------------  ------------  -------------  -------------  ------------  -------------


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 2000
(in US dollars)

                                                     Participant             Nonparticipant
                                                       Directed        Directed          Total

Additions:
    Dividends and interest                             $ 7,608,522       $ 840,434      $ 8,448,956
    Employee contributions (see Note 2)                 10,447,642               -       10,447,642
    Employer contributions (see Note 2)                          -       4,870,453        4,870,453
    Net appreciation in fair value of investments
        (see Note 3)                                    (6,409,434)     11,046,558        4,637,124
                                                    ---------------  --------------  ---------------

          Total additions                               11,646,730      16,757,445       28,404,175
                                                    ---------------  --------------  ---------------

Deductions:
    Benefit payments                                    17,841,085       2,366,179       20,207,264
    Administrative expenses                                  7,268               -            7,268
    Other                                                   29,321             166           29,487
                                                    ---------------  --------------  ---------------

          Total deductions                              17,877,674       2,366,345       20,244,019
                                                    ---------------  --------------  ---------------

          Net (decrease) increase                       (6,230,944)     14,391,100        8,160,156

Transfers                                                3,022,467      (3,022,467)               -

Assets available for benefits, beginning of year       195,205,061      37,651,591      232,856,652
                                                    ---------------  --------------  ---------------

            Assets available for benefits, end
                of year                              $ 191,996,584    $ 49,020,224     $241,016,808
                                                    ---------------  --------------  ---------------



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS


 1.    Summary of Significant Accounting Policies:

       General:

       The accompanying financial statements of the Savings Plan For The Employees Of Albemarle Corporation (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America.

       Accounting Estimates:

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

       Risks and Uncertainties:

       The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued

 1.    Summary of Significant Accounting Policies, continued:

       Securities Valuation:
       --------------------
       Investments are stated at values determined as follows:


       Common stocks                           - last  published  sale  price on
                                                 the New York Stock Exchange

       Mutual funds and Equity Index Trust     - quoted market value

       Retirement Preservation Trust           - Investments in Guaranteed
                                                 Insurance Contracts ("GIC's")
                                                 and Bank Investment Contracts
                                                ("BIC's") with benefit
                                                 responsive features are carried
                                                 at cost plus accrued interest
                                                ("contract value"). Money market
                                                 instruments and US Government
                                                 agency obligations are valued
                                                 at amortized cost.

       Loans to participants                   - balances due which approximate
                                                 fair value


       Securities Transactions and Related Investment Income:
       -----------------------------------------------------
       Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in assets available for benefits the "net appreciation in fair value of investments" which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.


 2.    Description of Plan:

       a. General: The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Merrill Lynch served as the Plan's trustee for the year ended December 31, 2000. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


2.     Description of Plan, continued:

       b. Contributions: Participants in the Plan make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries. Albemarle makes a matching contribution to the Plan equal to 50% of the first 10% of each participant's contribution. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election percentage raging from a minimum of one percent (1%) to a maximum of fifteen percent (15%) to be contributed into the Plan.

       c. Vesting: Participant contributions are 100% vested at all times. In the event employment is terminated as a result of attaining normal retirement age, electing retirement under the terms of the Company's defined benefit pension plan, total and permanent disability, or death, or in the event the Plan is terminated, participants will have a 100% vested interest in that portion of their account which represents employer contributions. If termination of employment is the result of other reasons, vesting in employer contributions is based on years of service, as follows: 60% for three years of service, 80% for four years of service, and 100% for five or more years of service.

       d. Investment options: The Plan consists of ten active funds and two inactive funds. The active funds are as follows:

          - Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

          - Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

          - PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.

          - Merrill Lynch Capital Fund, Inc., invested in shares of a registered investment company that invests in domestic and/or foreign equity, debt, and convertible securities.

          - Merrill Lynch Equity Index Trust, a collective trust maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


2.     Description of Plan, continued:

          - Davis New York Venture Fund, Inc. invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $250 million. Cash or fixed-income securities may also be included in the portfolio.

          - Alliance Premier Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of a limited number of carefully selected, large capitalization companies.

          - Merrill Lynch Growth Fund, invested in shares of a registered investment company that invests in equity securities considered undervalued compared to market averages or the company's historic values.

          - Franklin Small Cap Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of companies which have market capitalizations of less than $1 billion at the time of investment.

          - Ivy International Fund, invested in shares of a registered investment company that invests primarily in equity securities traded in European, Pacific Basin and Latin American markets.

          Inactive funds are the Tredegar Corporation Common Stock Fund, which invested in common stock of Tredegar Corporation, and the Ethyl Corporation Common Stock Fund, which invested in common stock of Ethyl Corporation. Participants currently in the Plan may select a program for investment in any of the ten active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one-time election to transfer the Company's contributions from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment.

       e. Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus one percent on the last day of the quarter. The interest rate as of December 31, 2000 and 1999, was 10.5% and 9.25%, respectively. Principal and interest is paid ratably through payroll deductions.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


2.     Description of Plan, continued:

       f. Payment of benefits: Benefits are recorded when paid. Employees become fully vested in the Company's matching contribution after completing five years of service. Employees are considered partially vested if they have completed from three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan.

     g. Forfeitures: Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a plan year serve to reduce required Company contributions and are reflected in the statement of changes in assets available for benefits in the year in which the forfeitures are applied to Albemarle's contribution. For the year ended December 31, 2000, $33,794 of forfeitures became available and will be used as a reduction of required Company contributions for the 2001 plan year.


3.     Investments:

       The following table presents investments held at year-end that represent five percent (5%) or more of assets available for benefits:

                                                          2000          1999

        Albemarle Corporation common stock            $92,884,564*  $80,379,900*

        Merrill Lynch Equity Index Trust 1             46,113,670    53,061,082

        Merrill Lynch Retirement Preservation Trust    35,676,432    36,396,719

        Franklin Small Cap Growth Fund                 14,973,403     7,129,718

   * Nonparticipant-directed totals $48,964,743 and $37,600,083 for 2000 and 1999, respectively.


        During  2000,  the  Plan's  investments  (including  gains and losses on
        investments   bought  and  sold,  as  well  as  held  during  the  year)
        appreciated in value by $4,637,124 as follows:


          Common stock                                         $ 17,416,341
          Mutual Funds and Equity Index Trust                   (12,779,217)
                                                              --------------
                                                              $   4,637,124
                                                              ==============

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


4.     Federal Income Taxes:

       The Internal Revenue Service advised the plan administrator on July 10, 1995, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes. The Plan has been amended since July 10, 1995, and was restated effective November 1, 1997. Currently the U.S. Treasury
       Department has not reviewed these new amendments. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments.


5.     Administration Expenses:

       Expenses of the Trustee in administering the Plan are paid from Plan assets, while certain recordkeeping fees and other administrative charges are borne by Albemarle.


6.     Plan Termination:

       Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in the Company's matching account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.


7.     Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in Albemarle common stock.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2000


 (a)             (b)                                      (c)                                      (d)             (e)
               Identity                               Description                                Cost of         Current
                                                                                                Each Item         Value*
----  ------------------------  -----------------------------------------------------------   -------------  ---------------

 **   Merrill Lynch Retirement  Collective trust invested in GIC's, BIC's, obligations        $          -    $  35,676,432
       Preservation Trust        of U.S. Government agencies and high quality money
                                 market securities

      PIMCO Total Return Fund   Mutual fund that invests in fixed income securities                      -        6,355,153

 **   Merrill Lynch Capital     Mutual fund that invests in equity, debt and convertible                 -        8,896,163
       Fund, Inc.                securities

 **   Merrill Lynch Equity      Collective trust indexed to the S&P 500 Index                            -       46,113,670
       Index Trust

      Davis New York Venture    Mutual fund that invests in companies with at least                      -        6,849,743
       Fund, Inc.                $250 million in market capitalization

      Alliance Premier Growth   Mutual fund that invests in selected equity securities of                -       10,843,629
       Fund                      large capitalized companies

 **   Merrill Lynch Growth      Mutual fund that invests in securities which are considered              -        1,860,209
       Fund                      undervalued

      Franklin Small Cap        Mutual fund that invests in companies with less than                     -       14,973,403
       Growth Fund               $1 billion in market capitalization

      Ivy International Fund    Mutual fund that invests in international equity securities              -        1,487,454

 **   Albemarle Corporation     $.01 par value, 3,759,912 shares                                59,566,169       92,884,564
       common stock

      Ethyl Corporation         $1.00 par value, 1,976,557 shares                                        -        2,840,313
       common stock

      Tredegar Corporation      No par value, 449,711 shares                                             -        7,841,620
       common stock

       Loan fund                Terms from 1-5 years with interest rate of prime plus                    -        3,266,831
                                 1 percent, 10.5% at December 31, 2000
                                                                                                             ---------------

                    Total plan investments                                                                    $ 239,889,184
                                                                                                             ---------------



      *   See Note 1 of Notes to Financial Statements
     **   Denotes a party-in-interest to the Plan.

Consent of Independent Accountants




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-75622) of Albemarle Corporation of our report dated June 2, 2001 relating to the financial statements of the Savings Plan for the Employees of Albemarle Corporation, which appears in this Form 11-K.





PricewaterhouseCoopers LLP

Richmond, Virginia
June 26, 2001